Exhibit 99.4

James Hardie Industries plc
Europa House 2nd Floor, Harcourt Centre
Harcourt Street, Dublin 2, Ireland
T: +353 (0) 1 411 6924
F: +353 (0) 1 497 1128

27 June 2014

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam

Fiscal Year 2014 Reports

James Hardie announced today that it has filed the following documents relating to fiscal year 2014 with the ASX:

—	Combined Australian Annual Report/Annual Report on Form 20-F, which has also been filed with the United States Securities and Exchange Commission (SEC); and
—	Annual Review.

Copies of each of these documents are available in the Investor relations area of the company‘s website www.jameshardie.com.au.

Shareholders who wish to receive a hard copy of the company’s 20-F free of charge should contact the company’s Investor relations office on +61 2 8845 3360. Alternatively, shareholders can forward their request by email, including their mailing details, to: investor.relations@jameshardie.com.au.

Yours faithfully

Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), David Harrison (USA), Alison Littley (UK),

James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719